GS MORTGAGE SECURITIES CORP.
                                 85 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 902-1000



                                February 5, 2007


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   GS Mortgage Securities Corp.
            Registration Statement on Form S-3 (File No. 333-139817)
            --------------------------------------------------------

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, GS Mortgage Securities Corp. (the "Company") hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 11:00 a.m., Washington, D.C. time on February 7, 2007 or as soon thereafter as practicable.

            The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                            [Signature page follows.]

                                       Very truly yours,

                                       GS MORTGAGE SECURITIES CORP.



                                       By:    /s/ Michelle Gill
                                          ------------------------------------
                                          Name:   Michelle Gill
                                          Title:  Vice President